Exhibit H


                              Georgia Power Company

                         Proposed Notice of Proceedings

             Georgia Power Company ("Georgia"), a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), proposes to issue and sell from time to time, prior to July 1, 2008, short-term and/or term-loan notes to lenders, commercial paper to or through dealers and/or issue non-negotiable promissory notes to public entities for their revenue anticipation notes in an aggregate principal amount at any one time outstanding of up to $3,200,000,000.

             Georgia proposes to effect borrowings from certain banks or other lending institutions. Such institutional borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than seven years after the date of issue, or by "grid" notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowing and to mature not more than seven years after the date of issue. Georgia proposes that it may provide that any note evidencing such borrowings may not be prepayable, or that it may be prepaid with payment of a premium that is not in excess of the stated interest rate on the borrowing to be prepaid, which premium in the case of a note having a maturity of more than one year may thereafter decline to the date of the note's final maturity.

             Borrowings will be at the lender's prevailing rate offered to corporate borrowers of similar quality. Such rates will not exceed the lenders prime rate or (i) LIBOR plus up to 3% or (ii) a rate not to exceed the prime rate to be established by bids obtained from the lenders prior to a proposed borrowing.

             Compensation for the credit facilities may be provided by fees of up to 1% per annum of the amount of the facility. Compensating balances may be used in lieu of fees to compensate certain of the lenders.

             Georgia also may effect short-term borrowings hereunder in connection with the financing of certain pollution control facilities through the issuance by public entities of their revenue bond anticipation notes. Under an agreement with each such public entity, the entity would effectively loan to Georgia the proceeds of the sale of such revenue bond anticipation notes, having a maturity of not more than one year after date of issue, and Georgia may issue its non-negotiable promissory note therefor. Such note would provide for payments thereon to be made at times and in amounts which shall correspond to the payments with respect to the principal of, premium, if any, and interest on, which shall not exceed the prime rate, such revenue bond anticipation notes, whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.

             Georgia also proposes that it will have authority to issue and sell commercial paper to or through dealers from time to time prior to July 1, 2008. Such commercial paper will be in the form of promissory notes with varying maturities not to exceed 390 days. Actual maturities will be determined by market conditions, the effective interest costs and Georgia's anticipated cash



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flow, including the proceeds of other borrowings, at the time of issuance. The commercial paper notes will be issued in denominations of not less than $50,000.

             The commercial paper will be sold by Georgia directly to or through a dealer or dealers (the "dealer"). The discount rate (or the interest rate in the case of interest-bearing notes), including any commissions, will not be in excess of the discount rate per annum (or equivalent interest rate) prevailing at the date of issuance for commercial paper of comparable quality of the particular maturity sold by issuers thereof to commercial paper dealers.

             No commission or fee will be payable in connection with the issuance and sale of commercial paper, except for a commission not to exceed 1/8 of 1% per annum payable to the dealer in respect of commercial paper sold through the dealer as principal. The dealer will reoffer such commercial paper at a discount rate of up to 1/8 of 1% per annum less than the prevailing interest rate to Georgia or at an equivalent cost if sold on an interest-bearing basis.

             Each certificate under Rule 24 with respect to the issue and sale of commercial paper will include the name or names of the commercial paper dealers, the amount of commercial paper outstanding as of the end of each quarter and information with respect to the discount rate and interest rate.

             Pursuant to an order of the Commission, Georgia has authority to effect short-term borrowings prior to January 1, 2003 as set forth in Commission File No. 70-8795 (HCAR No. 35-26490, dated March 13, 1996). Pursuant to another order of the Commission, Georgia has authority to effect any such short-term borrowings through a Southern consolidated commercial paper program prior to June 30, 2004 as set forth in Commission File No. 70-9631 (HCAR No. 35-27273, dated November 8, 2000). According to such authorizations, any borrowings pursuant to each order must be aggregated and may not exceed the total amount authorized in File No. 70-8795. At August 14, 2002, borrowings in an aggregate principal amount of approximately $531,800,000 were outstanding pursuant to such authorizations. Georgia proposes that the authorization sought in this file would supersede and replace, with respect to Georgia, the authorization in File No. 70-8795 effective immediately upon the date of the Commission's order herein but would not otherwise affect the authorization in File No. 70-9631.

             The proceeds from the proposed borrowings will be used by Georgia for working capital purposes, including the financing in part of its construction program. None of the proceeds from any borrowing or from the sale of any of the notes authorized herein will be used by Georgia, directly or indirectly, for the acquisition of any interest in an "exempt wholesale generator" or a "foreign utility company".

             For the Commission, by the Division of Investment Management, pursuant to delegated authority.